SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                       TO

                                      FORM

                                     N-8B-2

                               File No. 811-21429

           REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                          CURRENTLY ISSUING SECURITIES



                                December 30, 2003



                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940
                         ------------------------------

                   Smart Trust, Tax Free Bond Trust, Series 1
                            (and Subsequent Series);
                     Smart Trust, Smart Ten Trust, Series 1
                            (and Subsequent Series);
                      and any other future trusts for which
                      Hennion & Walsh, Inc. acts as Sponsor


                      -------------------------------------
                               Name of Registrant

                         2001 Route 46, Waterview Plaza
                          Parsippany, New Jersey 07054

                      -------------------------------------
                   Address and Principal Office of Registrant

  X    Not the issuer of periodic payment plan certificates.
-----

       Issuer of periodic payment plan certificates.
-----

Amending items 1 and 6(a).

I.      ORGANIZATION AND GENERAL INFORMATION
        ------------------------------------

              1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                     Smart Trust, Tax Free Bond Trust, Series 1 (and Subsequent Series); Smart Trust, Smart Ten Trust, Series 1 (and Subsequent Series); and any other future trusts for which Hennion & Walsh, Inc. acts as sponsor.

                     The Trust has no Internal Revenue Service Employer Identification Number.

              (b) Furnish title of each class or series of securities issued by the trust.

                                  CERTIFICATE OF OWNERSHIP
                                       --evidencing--
                                    An Undivided Interest
                                           --in--

                         Smart Trust, Tax Free Bond Trust, Series 1
                                   (and Subsequent Series)

                                             or
                           Smart Trust, Smart Ten Trust, Series 1
                                   (and Subsequent Series)

              6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                     The form of Trust Indenture and Agreement among Hennion & Walsh, Inc., as Depositor, Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor, and The Bank of New York, as Trustee, to be employed by each of the Trusts will be filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust.

                     The Indenture for the Smart Trust, Tax Free Bond Trust, Series 1 will be dated the initial date of deposit of the securities in such Trust and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date.

                     The Indenture for the Smart Trust, Smart Ten Trust, Series 1 will be dated the initial date of deposit of the securities in such Trust and shall terminate approximately one year after the initial date of deposit.

                     Substantially identical but separate Reference Trust Agreements will be executed for each Series of Smart Trusts between the Depositor and Trustee. The respective Reference Trust Agreements shall be dated the initial date of deposit of the underlying securities for each Series and shall terminate on the date of disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date.

                                    SIGNATURE
                                    ---------

              Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this Amendment to the Registration Statement to be duly signed on behalf of the registrant in the City and State of New York, on the 30th day of December, 2003.

                                                  SMART TRUST
                                                  TAX FREE BOND TRUST,
                                                  SERIES 1
                                                  (and SUBSEQUENT SERIES)

                                                  SMART TRUST
                                                  SMART TEN TRUST,
                                                  SERIES 1
                                                  (and SUBSEQUENT SERIES)

                                                  By:  HENNION & WALSH, INC.

                                                  By:  /s/ PETER J. DEMARCO
                                                     ---------------------------
                                                  Name:  Peter J. DeMarco
                                                  Title: Managing Director
Attest:  /s/ ALEXANDER VERMITSKY
         -------------------------------
Name:    Alexander Vermitsky
Title:   Chief Compliance Officer

                                II.         EXHIBITS
                                            --------

No.            Description
---            -----------

1.             Form of Trust Indenture and Agreement (to be filed as Exhibit
               99.1.1.1 to the Registration Statement on Form S-6 of the Trust).

2. Form of Prospectus for the Trust (filed with Registration Statement on Form S-6 of the Trust).

3. Certificate of Incorporation and Certificate of Amendment of Hennion & Walsh, Inc. (filed as Exhibit 99.1.3.5 to the Form S-6 Registration Statement of the Schwab Trusts, Schwab Ten Trust, 2003 Series B and incorporated herein by reference).

4. By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 99.1.3.6 to the Form S-6 Registration Statement of the Schwab Trusts, Schwab Ten Trust, 2003 Series B and incorporated herein by reference).

5. Code of Ethics of Hennion & Walsh, Inc.'s Unit Investment Trust activities (filed as Exhibit 99.11.0 to the Form S-6 Registration Statement of the Schwab Trusts, Schwab Ten Trust, 2003 Series B and incorporated herein by reference).